Exhibit 3.1

AMENDMENT TO THE

BYLAWS OF

TOWER INTERNATIONAL, INC.

This Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Tower International, Inc., a Delaware corporation, is made as of this 12th day of July, 2019.

1.    The Bylaws are hereby amended by the addition thereto of Section 8.9, which reads in its entirety as follows:

Section 8.9 Forum Selection. Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Company’s certificate of incorporation, or these bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce, or determine the validity of the Company’s certificate of incorporation or these bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the Identified Court (as defined herein), to the fullest extent permitted by law, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The “Identified Court” shall mean the Court of Chancery of the State of Delaware or if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, the “Identified Court” shall mean another court of the State of Delaware or, if no court of the State of Delaware is an “Identified Court,” then the federal district court for the District of Delaware shall be the “Identified Court.”